

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2005)013(JY)





05005135

5th January, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2005 JAN 11 A 10: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 4th January, 2005 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochkholdings.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

The Standard

Date 5th January 2005



中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 2388)

CONTINUING CONNECTED TRANSACTIONS

In the ordinary course of its business, the Group has conducted certain Continuing Connected Transactions with BOC and its associates that have been disclosed in the Prospectus.

At the time of the initial listing of the Company's shares on the Stock Exchange, the Company obtained from the Stock Exchange a waiver (the "**Waiver**") from strict compliance with the requirements under the Listing Rules in respect of these Continuing Connected Transactions and an annual cap was assigned to some of the Continuing Connected Transaction for each of the three financial years ending 31 December 2004 (the "**Existing Caps**").

The Continuing Connected Transactions will continue following the expiration of the Waiver at the end of December 2004. Based on its internal estimate and business plan for the Group's business or service requirements regarding the relevant types of Continuing Connected Transactions, the Company has assigned new annual caps for each of the three financial years ending 31 December 2007 (the "**New Caps**").

Pursuant to Rule 14A.34 of the Listing Rules, the Continuing Connected Transactions are subject to the reporting requirements under Rules 14A.45 and 14A.46 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

Appropriate disclosure of the Continuing Connected Transactions will be made in the published annual report and accounts of the Company for each of the three financial years ending 31 December 2007.

The board of directors of the Company has set up an independent board committee comprising all the independent non-executive directors of the Company and chaired by Mr. TUNG Chee Chen (the "**Independent Board Committee**") to review and approve the Continuing Connected Transactions. Although it is not required under the Listing Rules, the Company has retained Rothschild as the independent financial adviser to the Independent Board Committee for the purpose of considering the Continuing Connected Transactions. Rothschild has confirmed to the Independent Board Committee that in its opinion the Continuing Connected Transactions have been entered into on normal commercial terms. On the basis of Rothschild's advice and its own review, the Independent Board Committee is satisfied that the Continuing Connected Transactions have been entered into in the ordinary and usual course of the Group's business on normal commercial terms.

The Continuing Connected Transactions which are subject to the New Caps are summarised below:

Type of Continuing Connected Transactions	**2005**	**New Caps 2006** *(HK$ million)*	**2007**
1. Securities Transactions	180	220	260
2. Fund Distribution Transactions	140	190	250
3. Credit Card Services	170	220	290
4. Information Technology Services	80	110	140
5. Property Transactions	120	140	160
6. Bank-note Delivery	80	100	120
7. Insurance Agency	310	410	530
8. Provision of Insurance Cover	90	110	130
9. Foreign Exchange Transactions	550	550	550
10. Trading of Interests in Loans	18,500	18,500	18,500
11. Inter-bank Capital Markets	3,500	3,500	3,500

BACKGROUND TO THE CONTINUING CONNECTED TRANSACTIONS

The Group conducts Continuing Connected Transactions with BOC and its associates in the ordinary and usual course of its business on normal commercial terms. BOC indirectly controls over 60% of the issued shares of the Company and is a substantial shareholder of the Company, and therefore it and each of its associates is a connected person of the Company under the Listing Rules.

Pursuant to the Services and Relationship Agreement, BOC has agreed to, and agreed to procure that its associates, enter into all future arrangements with the Group on an arm's-length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to certain areas including, among others, information technology services, training services, physical bullion agency services, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. Pursuant to the same agreement, the Company has agreed to, and agreed to procure that its subsidiaries, enter into all future arrangements on the same basis, provided that the rates offered by the Group to BOC and its associates will be no more favourable than those offered to independent third parties. The Continuing Connected Transactions are governed by the Services and Relationship Agreement and/or other specific agreements.

Rule 14A.35(1) requires a continuing connected transaction to be governed by written agreement(s) for a fixed term not exceeding three years, except in special circumstances. The Group entered into supplemental agreements in November 2004 to require that the relevant Continuing Connected Transactions all have a term not exceeding three years.

PARTICULARS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of the Continuing Connected Transactions and the New Caps are set out below. Note that certain transactions were not separately accounted for prior to the IPO of the Company in 2002 and hence no comparable data for the year 2001 in respect of such transactions is available. With the emergence of new financial products and increasing popularity of wealth management in Hong Kong, the Company expects substantial growth in the volume of securities transactions, funds distribution and insurance agency services in the next few years. With respect to credit card services, the Company anticipates rapid expansion of the use of credit cards in China over the next few years and corresponding large increases in related income. The volume and aggregate value of foreign exchange and interbank capital markets transactions vary from time to time and year to year. Furthermore, references to previous figures for these transactions may not be a fair indication of the expected value of such transactions for the next three years.

1. Securities Transactions

BOCI Securities provides securities brokerage services for the Group and its customers. The Group pays a commission, net of a rebate based on a fixed portion of the gross commission, to BOCI Securities. In future, the compensation structure may be changed by the parties through arm's length negotiation and such changes may include the basis on which the commission is calculated, provided that such commission shall always be on normal commercial terms.

In addition, since 2004, the Group has distributed various securities products issued by BOCI and its associates such as equity linked instruments, structured notes, bonds and other financial products as their agent on the basis of a commission with reference to market rates.

The table below sets out the historical commissions (net of rebate) and revenues and the New Caps for the securities transactions described above:

	2001	*(HK$ million)* 2002	2003
Historical commissions (net of rebate) and revenues	119	82	118
	2005	**2006**	**2007**
New Caps	180	220	260

2. Fund Distribution Transactions

The Group promotes and sells various fund products, including guaranteed fund and open-ended fund products and mandatory provident fund ("**MPF**") products, as an intermediary for BOCI-Prudential Manager and BOCI-Prudential Trustee. The Group receives a commission rebate on the basis of a certain percentage of the management fee received by BOCI-Prudential Manager in relation to the guaranteed funds. In respect of open-ended fund products, the Group receives a portion of the service fees received by BOCI-Prudential Manager in respect of the units it sells as a commission. The Group receives commissions based on the number of new members joining the MPF schemes of BOCI-Prudential Trustee referred to it by the Group.

The table below sets out the historical commissions and rebates and the New Caps for the fund selling transactions:

	2001	*(HK$ million)* 2002	2003
Historical commissions and rebates	29	103	58
	2005	**2006**	**2007**
New Caps	140	190	250

3. Credit Card Services

3.1. BOC-CG's business in China

BOC acts as one of BOC-CC agent banks in connection with BOC-CC's Merchant Acquiring Business in China. Under these arrangements, BOC retains a commission of between 0% to 1.5% of the transaction amount charged to the merchants for credit card transactions in China. In addition, BOC promotes BOC-CC's acquiring business to merchants in China for a percentage of the transaction amount.

In relation to over-the-counter cash withdrawals in China whereby the cardholder is charged with a transaction-handling fee of 3% of the amount withdrawn, BOC-CC receives generally 1.5% while BOC retains the remainder of the transaction-handling fee based on the amount withdrawn and this fee is divided between BOC and BOC-CC.

3.2 BOC's Great Wall International Card (the "International Card")

BOC-CC provides operational, administrative and technical support services for the International Card to BOC. BOC-CC retains 50% of the profits derived from the operations of the International Card, excluding the annual fees. In addition, pursuant to the incentive programme, BOC-CC pays an annual bonus based on the number of new cards issued and the total transaction volume to BOC.

3.3 BOC's Great Wall Renminbi Card (the "Renminbi Card")

BOC-CC provides agency services to BOC for the Renminbi Card. BOC-CC receives a commission on the basis of two-thirds of the annual fees of any cards issued as a result of its agency as well as 50% of any card replacement charges, interest on amounts outstanding and commissions net of administration charges levied on each transaction. BOC-CC also provides back-office settlement and other services to BOC Macau branch and BOC Zhuhai branch in connection with their Renminbi Cards. BOC Zhuhai branch receives 30% of the income generated, while BOC-CC and BOC Macau branch share the remaining 70% of the income generated.

The Standard

Date 5th January 2005

3.4 BOC-CC's credit card business in Macau

Each of BOC Macau branch and Tai Fung Bank Limited ("Tai Fung Bank"), a subsidiary of BOC, promotes BOC-CC's Hong Kong dollar and Macau pataca settled credit cards bearing their respective names, to their customers in Macau and provides other services to BOC-CC such as processing and approving applications received and collecting payments for such credit cards. In return, BOC Macau branch receives 70% of the profits arising from the cards issued as commission and Tai Fung Bank receives a commission payment from BOC-CC based on the applications received through Tai Fung Bank and the use of cards bearing its name. In addition to their card issuing services, BOC Macau branch and Tai Fung Bank provide services for BOC-CC's Merchant Acquiring Business in Macau. In return, they receive commission ranging from 0% to 0.25% depending on the commission charges to merchants by BOC-CC.

3.5 Training Services

BOC provides training to its staff in its provincial branches throughout China in connection with BOC-CC's business in China in return for a training subsidy of HK$2 million per annum or such other amount as may be agreed between BOC-CC and BOC from time to time.

3.6 Credit card support services to BOC's overseas branches

BOC-CC provides business support services, such as business and product development, information technology services, customer support services and training services to certain of BOC's overseas branches in relation to their credit card business and may in future provide such credit card services and transactions to other branches as may be required from time to time. For the provision of these services BOC-CC is paid on the basis of cost plus a margin of 5% and as part of the commercial terms of the credit card support services arrangement and BOC-CC's co-operation in developing the credit card business, they may share in the profits and losses arising from the credit card business of any of BOC's overseas branches that utilise such services.

The table below sets out the historical aggregated commissions and payments and the New Caps for all the credit card services and transactions described above:

	(HK$ million)		
	2001	2002	2003
Historical commissions and payments	Not Available	50	49
	2005	2006	2007
New Caps	170	220	290

4. Information Technology Services

BOCHK provides various information technology services to BOC's branches and associates in Hong Kong, Macau, the Asia-Pacific region and China. These services include technical consultancy, specific computer systems and software development, systems maintenance, operation, support, network installation, user training and support, control and supervision of system security and safety services. In return, BOCHK receives a fee on the basis of cost plus a margin of 5%.

The table below sets out the historical fees and the New Caps for the information technology services:

	(HK$ million)		
	2001	2002	2003
Historical fees	14	14	36
	2005	2006	2007
New Caps	80	110	140

5. Property Transactions

5.1 Leases and licences

The Group leases various premises from BOC and its associates and *vice versa* in Hong Kong and China pursuant to various leases and licences agreements at prevailing market rates at the relevant times.

5.2 Property management and letting agency

Sun Chung provides property management and letting services to BOCHK at Bank of China Tower, Bank of China Building, Bank of China Centre and BOCHK may require such services to be provided by Sun Chung in respect of other properties from time to time during the next three years. In return, Sun Chung receives (i) a monthly management fee which is partially paid by the Group's tenants with the remainder paid by the Group in respect of the office space the Group uses; (ii) a commission payment based on the total rents collected for the buildings, which includes notional rents in respect of office space the Group uses; and (iii) commission payments provided Sun Chung is able to find new tenants for the buildings or the existing tenants renew their leases with the Group.

The table below sets out historical revenues and payments and the New Caps for all the property transactions described above:

	(HK$ million)		
	2001	2002	2003
Historical revenues and payments	99	81	84
	2005	2006	2007
New Caps	120	140	160

6. Bank-note Delivery

BOCHK provides bank-note delivery services to BOC and its associates for fees based on market rates. Such market rates are determined with reference to rates offered to other banks by BOCHK and by other banks that offer such services, and are based on factors including distance, volume, insurance and security risk.

The table below sets out the historical fees and the New Caps for the bank-note delivery services:

	(HK$ million)		
	2001	2002	2003
Historical fees	Not Available	60	30
	2005	2006	2007
New Caps	80	100	120

7. Insurance Agency

BOCHK provides to BOC Insurance and BOC Life insurance agency services and receives commission payments in respect of the policies issued or renewed.

The table below sets out the historical commissions and the New Caps for the insurance agency services:

	(HK$ million)		
	2001	2002	2003
Historical commissions	134	149	166
	2005	2006	2007
New Caps	310	410	530

8. Provision of Insurance Cover

BOC Insurance provides insurance cover to the Group including, without limitation, cash and cash transit insurance, group medical insurance, group life insurance, employee compensation insurance, public liability insurance, accidental damage to property insurance, banker's bond insurance and directors' and officers' liability insurance.

The table below sets out the historical premiums paid by the Group and the New Caps for provision of insurance to the Group:

	(HK$ million)		
	2001	2002	2003
Historical premiums	51	51	58
	2005	2006	2007
New Caps	90	110	130

9. Foreign Exchange Transactions

In the ordinary course of its business, the Group enters into foreign exchange transactions with BOC and its associates. These transactions are executed with reference to prevailing market rates. Foreign exchange transactions include spot, forward and outright transactions, and exercised currency options. The Group also conducts foreign currency banknote exchange transactions with BOC on normal commercial terms.

The Group earns foreign exchange revenue through the spread between its foreign exchange trades with retail customers and wholesale transactions in the interbank market. Trades with BOC represent a portion of those interbank transactions that are fungible with all others. Therefore, revenue attributable to BOC trades is determined as a percentage of total revenue from foreign exchange transactions calculated as the percentage of BOC trades compared to the total trades on the interbank market.

The table below sets out the historical estimated revenues and the New Caps for the foreign exchange transactions described above:

	(HK$ million)		
	2001	2002	2003
Historical estimated revenues	Not Available	36	59
	2005	2006	2007
New Caps	550	550	550

10. Trading of Interests in Loans

The Group enters into various transactions with BOC and its branches, in which BOC and its branches buy or sell secondary interests in loans from and to the Group. Such loan transactions can be very large, and the number can be highly variable from year to year. Some of these loan transactions are entered into to enable the Company to comply with its other obligations under the Listing Rules. The Company cannot predict the actual volume of such transactions over the next three years, and even though it anticipates that such volume could be in line with historical trends, it has set the New Cap near the maximum amount permitted under the asset test as prescribed in the Listing Rules, in order to provide the flexibility it needs to conduct its business in an efficient manner.

The table below sets out the historical value of such interests in loans traded by the Group with BOC and its branches and the New Caps for such transactions:

	(HK$ million)		
	2001	2002	2003
Historical value	Not Available	3,432	1,230
	2005	2006	2007
New Caps	18,500	18,500	18,500

11. Inter-Bank Capital Markets

The Group buys and sells debt securities from and to BOC and its associates on issue and in the secondary market with reference to prevailing market rates. The Group may trade other securities with BOC and its associates in the future. The table below sets out the historical value of debt and other securities traded by the Group with BOC and its associates and the New Caps for such transactions. In calculating the values for such transactions, purchases and sales of debt securities are aggregated together.

	(HK$ million)		
	2001	2002	2003
Historical value	Not Available	2,869	5,926
	2005	2006	2007
New Caps	3,500	3,500	3,500

LISTING RULES REQUIREMENTS

The board of directors of the Company has set up the Independent Board Committee comprising all the independent non-executive directors of the Company and chaired by Mr. TUNG Chee Chen to review and approve the Continuing Connected Transactions. Although it is not required under the Listing Rules, the Company has retained Rothschild as the independent financial adviser to the Independent Board Committee for the purpose of considering the Continuing Connected Transactions. Rothschild has confirmed to the Independent Board Committee that in its opinion the Continuing Connected Transactions have been entered into on normal commercial terms. On the basis of Rothschild's advice and its own review, the Independent Board Committee is satisfied that the Continuing Connected Transactions have been entered into in the ordinary and usual course of the Group's business on normal commercial terms.

As each type of those Continuing Connected Transactions that are subject to the New Caps does not exceed the 2.5% Threshold under Rule 14A.34(1), they will be exempt from the independent shareholders' approval requirements and will only be subject to the reporting requirements under Rules 14A.45 and 14A.46 and the annual review requirements under Rules 14A.37 and 14A.38.

Appropriate disclosure of the Continuing Connected Transactions will be made in the published annual report and accounts of the Company for each of the three financial years ending 31 December 2007.

If any of the New Caps is exceeded or any of the relevant agreements is renewed or the terms thereof are materially varied, the Company shall comply with Rules 14A.35(3) and (4).

The Standard
Date 5th January 2005

INFORMATION REGARDING THE GROUP

The Group is principally engaged in commercial banking business in Hong Kong. The Group offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK, the Company's principal operating subsidiary, is one of the three bank note-issuing banks in Hong Kong. In addition, the Group has 14 branches in China to meet the cross-border banking needs of its Hong Kong and China customers. The Group is the second largest commercial banking group in Hong Kong in terms of assets and customer deposits. The Group's three principal lines of business are retail banking, corporate banking and treasury operations.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context otherwise requires:

"2.5% Threshold"	2.5% of each of the percentage ratios (other than the profits ratio) on an annual basis referred to in Rule 14A.34(1), where applicable
"associate"	has the meaning ascribed to it in the Listing Rules
"BOC"	Bank of China Limited, a joint stock limited liability commercial bank established under the laws of the PRC and the indirect holder of more than 60% of the equity capital in the Company
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI Capital"	BOCI Capital Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOCI
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively
"BOC-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the shares of which are listed on the Stock Exchange
"Continuing Connected Transactions"	the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions" of this announcement, *further details of which have been disclosed in the* Prospectus
"Credit Card Agreement"	the Credit Card Co-operation and Services Agreement dated 6 July 2002 between BOC and BOC-CC (as amended and supplemented from time to time)
"Group"	the Company and its subsidiaries
"Independent Board Committee"	a committee of the board of directors of the Company comprising all the independent non-executive directors of the Company and chaired by Mr. TUNG Chee Chen
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (and a "Rule" means a rule of the Listing Rules)
"Merchant Acquiring Business"	the provision of processing services (i.e. communication links between the merchant and the credit card company) to the merchants for settling credit card payments
"PRC" or "China"	The People's Republic of China which, for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan
"Prospectus"	the prospectus issued by the Company dated 15 July 2002 in connection with the listing of its shares on the Main Board of the Stock Exchange
"Rothschild"	NM Rothschild & Sons (Hong Kong) Limited
"Services and Relationship Agreement"	*the Services and Relationship Agreement among, inter alia, the* Company and BOC dated 6 July 2002 (as amended and supplemented from time to time)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sun Chung"	Sun Chung Property Management Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly-owned subsidiary of BOC

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 4 January 2005

As at the date hereof, the board of directors (the "Board") of the Company comprises Mr. XIAO Gang* *(Chairman)*, Mr. SUN Changji* *(Vice-chairman)*, Mr. HE Guangbei *(Vice-chairman and Chief Executive)*, Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Madam ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen** and Madam YANG Linda Tsao**. Mr. NEOH Anthony Francis acts as the Senior Advisor to the Board.

* *non-executive directors*

** *independent non-executive directors*